Click Here for Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 7, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Click Here for Contents

BRTO3: R$11.60/1,000 shares
BRTO4: R$11.87/1,000 shares
BTM: US$9.60/ADR
MARKET CAPITALIZATION: R$6,334 MILLION
Closing Price: November 6, 2002

Brasil Telecom S.A.

Consolidated Earnings
Release

Third Quarter of 2002
Non-audited

Brasília, November 7th, 2002.

Back to Contents

Brasil Telecom S.A.

Brasil Telecom S.A. announces 3Q02 consolidated results	Brasilia, November 7, 2002 – Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM – announces its consolidated results for the third quarter 2002 (3Q02).The consolidation was elaborated in accordance with CVM Instruction no. 247/96 and includes the performance of BrT Serviços de Internet S.A. (BrTSI) – wholly owned subsidiary of Brasil Telecom S.A.

HIGHLIGHTS OF THE RESULTS

Plant– At the end of 3Q02, Brasil Telecom’s installed plant reached 10,544 thousand lines, stable in relation to the plant observed at the end of 2Q02. Lines in service (LIS) reached 9,228 thousand lines at the end of 3Q02, 3.2% above the plant of 2Q02, contributing to the growth of utilization rate in the quarter, that reached 87.5% at the end of September, 2.4 p.p. above the levels registered in 2Q02.

ADSL lines – At the end of 3Q02, Brasil Telecom reached 118.3 thousand ADSL lines sold, representing an increase of 92.5 thousand in relation to the 3Q01 plant. Considering the ADSL lines in service, the Company reached 108.4 thousand, representing the highest ratio in service/sold since the beginning of the year: 91.6%.

Net revenue in 3Q02 reached R$1,820.9 million, a growth of 4.8% in relation to the revenue registered in 2Q02. In relation to the net revenue of the 3Q01, the increase was 15.4%. Net revenue/Avg. LIS/month grew 2.6% in 3Q02, reaching R$66.8.

Data communication revenue in 3Q02 reached R$142.3 million, 21.4% above 2Q02, representing 5.6% of total gross revenue. In relation to the 3Q01, data communication revenue grew 66.1%.

Losses with accounts receivable reached R$68.8 million in 3Q02, representing 2.7% of gross revenue, stable in relation to the presented in 2Q02, and can be attributed to the actions implemented by Brasil Telecom to recover losses and reduce bad debt.

EBITDA – In 3Q02, EBITDA was R$863.0 million, 4.4% above the R$826.8 million posted in 2Q02, a growth mainly fueled by the increase of revenue and cost control. EBITDA margin reached 47.4% and EBITDA/Avg. LIS/month reached R$31.7, representing an increase of 2.3% in relation to 2Q02.

The consolidated net debt (excluding inter-company loan and debentures with the parent company) was R$2,374.4 million in 3Q02, representing a financial leverage of 34.5%. Dollar denominated debt totaled R$408.8 million at the end of 3Q02. Brasil Telecom had hedge mechanism for 38.1% of that debt, being all the debt due until December 2003 hedged against foreign exchange variations. By the end of September, debt average cost was 15.73% p.a. and payment average term was approximately 56 months.

Productivity of 1,599 LIS/employee at the end of 3Q02, against 1,460 (+9.5%) in 2Q02. The increase in the productivity ratio was due to the increase of the plant in service combined with the net reduction of 349 employees in the quarter.

Back to Contents

CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

GROSS REVENUES	2,180.1	2,412.2	2,540.9	5.3%	16.6%
Local Service	1,018.5	976.8	1,064.7	9.0%	4.5%
Public Telephony	12.2	88.8	86.6	-2.5%	607.5%
Long Distance Service	296.8	354.7	365.4	3.0%	23.1%
Fixed-Mobile Calls	454.6	544.4	563.0	3.4%	23.9%
Interconnection	208.1	195.8	181.5	-7.3%	-12.8%
Lease of Means	46.3	57.1	51.4	-10.0%	10.9%
Data Communication	85.7	117.2	142.3	21.4%	66.1%
Supplementary and Value Added Services	47.0	70.7	73.7	4.2%	56.9%
Other	10.9	6.6	12.3	87.4%	12.4%

Deductions	(602.8)	(674.3)	(720.0)	6.8%	19.4%
NET REVENUES	1,577.3	1,737.9	1,820.9	4.8%	15.4%

COSTS & OPERATING EXPENSES	(833.6)	(911.2)	(957.9)	5.1%	14.9%
Personnel	(117.6)	(108.5)	(95.7)	-11.8%	-18.6%
Materials	(25.7)	(24.5)	(19.3)	-21.2%	-24.6%
Subcontracted Services	(176.4)	(275.0)	(285.6)	3.9%	61.9%
Interconnection	(310.3)	(383.6)	(382.7)	-0.3%	23.3%
Advertising and Marketing	(32.5)	(23.3)	(36.5)	56.8%	12.2%
Provisions and Losses	(79.2)	(74.8)	(78.4)	4.9%	-0.9%
Lay-offs	(37.9)	(3.1)	(0.2)	-94.9%	-99.6%
Other	(54.0)	(18.3)	(59.4)	225.3%	10.1%

EBITDA	743.7	826.8	863.0	4.4%	16.0%
Depreciation and Amortization	(471.8)	(490.8)	(509.1)	3.7%	7.9%

OPERATING PROFIT BEFORE FINANCIAL RESULT	271.9	336.0	353.9	5.3%	30.1%

Financial Result	(87.5)	(198.6)	(312.7)	57.5%	257.3%
Financial Revenues	49.9	59.7	64.9	8.7%	30.1%
Financial Expenses	(137.4)	(218.3)	(263.0)	20.5%	91.4%
Interest on Shareholders’ Equity	–	(40.0)	(114.6)	186.5%	N.A.

OPERATING PROFIT AFTER FINANCIAL RESULT	184.4	137.4	41.2	-70.0%	-77.7%

Non-Operating Revenues (Expenses)	(29.2)	(32.6)	(31.2)	-4.2%	6.9%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	1.8	(1.6)	(0.2)	-86.4%	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	155.2	104.8	10.0	-90.5%	-93.6%

Income and Social Contribution Taxes	(55.3)	(44.7)	(11.7)	-73.9%	-78.9%

EARNINGS BEFORE PROFIT SHARING	99.9	60.1	(1.7)	N.A.	N.A.

Profit Sharing	(20.0)	(9.5)	(8.7)	-7.8%	-56.4%

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS’ EQUITY	79.9	50.6	(10.4)	N.A.	N.A.

Reversion of Interest on Shareholders’ Equity	–	40.0	114.6	186.5%	N.A.

NET EARNINGS	79.9	90.6	104.2	14.9%	30.4%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	110.9	121.6	135.2	11.1%	21.9%

Net Earnings (Losses)/1,000 shares - R$	0.1500	0.1681	0.1932	14.9%	28.8%
Net Earnings (Losses)/ADR - US$	–	0.1790	0.1550	-13.4%	N.A.

Back to Contents

OPERATING PERFORMANCE

PLANT

Table 2: Plant

	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

Lines Installed (Thousand)	9,864	10,505	10,544	0.4%	6.9%
Additional Lines Installed (Thousand)	26	63	39	-38.0%	52.0%

Lines in Service - LIS (Thousand)	8,368	8,940	9,228	3.2%	10.3%
Residential	6,046	6,529	6,695	2.5%	10.7%
Non-Residential	1,529	1,530	1,556	1.7%	1.7%
Public Telephones	273	291	290	-0.1%	6.5%
Pre-paid	–	59	145	145.9%	N.A.
Other (including PBX)	520	531	542	2.1%	4.2%
Additional LIS (Thousand)	157	85	288	238.6%	83.9%

Average LIS (Thousand)	8,290	8,897	9,084	2.1%	9.6%

LIS/100 Inhabitants	20.9	22.0	22.6	2.6%	8.2%
Public Telephones/1,000 Inhabitants	6.8	7.2	7.1	-0.7%	4.6%
Public Telephones/100 Lines Installed	2.76	2.77	2.75	-0.4%	-0.3%

Utilization Rate	84.8%	85.1%	87.5%	2.4 p.p.	2.7 p.p.

Digitization Rate	96.5%	98.7%	98.8%	0.1 p.p.	2.4 p.p.

Lines Installed	The addition of 39 thousand lines to the installed plant in 3Q02, against 63 thousand in the previous quarter, reflects Brasil Telecom’s strategy to meet the demand and comply with universalization and quality goals established in the concession contracts.

Graph 1: Plant Evolution

Lines in Service	The plant in service grew 3.2% in 3Q02, to 9.2 million lines, reflecting the net addition of 288 thousand lines.

During the quarter, 86 thousand pre-paid phones were added to the plant in service. The pre-paid lines have an important role in bad debt control and are only available in switching centers with idle capacity. Besides that, these terminals are not object of marketing campaigns.

Back to Contents

New cancellation policy	Beginning on July 2002, Brasil Telecom changed its line disconnection policy in switching centers with idle capacity, with the objective of increasing traffic and reducing expenses with lines disconnection and installation.

According to the previous policy, with the revocation of the contract, which is expected to occur from the 90º day of payment overdue on, pursuant to Anatel’s Resolution 85, the client had its line disconnected. After paying his debt, the client usually requested a new line.

With the new policy, the contract is cancelled, but Brasil Telecom does not disconnect the line. At this moment, the only obligation of the client with Brasil Telecom is the payment of his debt.

Besides the cost reduction, with the new policy Brasil Telecom returns the status of the non-disconnected line to partial block on the 105º day of payment overdue, with the objective of increasing incoming traffic.

Utilization rate	The stability of the installed plant, combined with the growth of the plant in service, resulted in the increase of 2.4 p.p. in the utilization rate.

ADSL	At the end of 3Q02, Brasil Telecom reached 118,3 thousand ADSL lines sold, an increase of 16.6% in relation to 2Q02.

Since it is part of the strategy of shielding clients’ base, Brasil Telecom increased the efforts in selling ADSL to high-income residential clients (classes A and B neighborhoods), attending SOHO (Small Office Home Office) segment.

Besides that, Brasil Telecom has been repositioning its product portfolio, promoting the substitution of access technologies with high costs (e.g. Frame Relay) for ADSL technology, in order to attend the corporate segment (SME – Small and Medium Enterprises Corporate Market). This repositioning has the objective of increasing current product portfolio competitiveness, leading to a cost reduction and, consequently, to a margin increase.

At the end of September, the Turbo Empresas product (corporate ADSL) corresponded to approximately 4% of ADSL lines in service.

Back to Contents

Graph 2: ADSL Lines

New plans	On August 25, Brasil Telecom launched new ADSL plans for residential customers, offering higher connection speeds. The old plans were discontinued. Despite not being mandatory, the clients have been stimulated to migrate to the new plans, through telemarketing campaigns.

Regarding the corporate market (SOHO and SME), the Internet Turbo Empresas product had its prices repositioned on May 2002, leading to a growth of 252% of the clients of this service between May and September.

Table 3: ADSL Residential Plans
Old Plans			New Plans

Name	Speed	Montlhy Fee[1]	Name	Speed	Montlhy Fee[1]

Rápido	Up to 256 Kbps	R$ 59.00	Turbo 300	Up to 300 Kbps	R$ 69.90
Super Rápido	Up to 512 Kbps	R$ 175.00	Turbo 600	Up to 600 Kbps	R$ 99.00
			Mega Turbo	Up to 1.0 Mbps	R$ 179.00

[1]Prices refer to AC, RO, MS, SC, RS and DF branches.

Table 4: ADSL Corporate Plans

Name	Speed	Montlhy Fee[1]

Rápido	Up to 256 Kbps	R$ 99.00
Super Rápido	Up to 768 Kbps	R$ 209.00
Profissional	Up to 1.5 Mbps	R$ 490.00

[1]Prices refer to AC, MS, SC, RS and DF branches.

Back to Contents

QUALITY TARGETS

Graph 3: Quality Goals Achieved

Quality Goals	In 3Q02, Brasil Telecom complied with all quality targets established in the concession contracts, reflecting the company focus in the quality of services rendered to its customers.

TRAFFIC

Table 5: Traffic

	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

Exceeding Local Pulses (Million)[1]	3,469	3,312	3,298	-0.4%	-4.9%

Domestic Long Distance Minutes (Million)	1,435	1,924	1,922	-0.1%	33.9%

Fixed-Mobile Minutes (Million)	986	1,086	1,111	2.3%	12.7%
VC-1	903	979	1,001	2.2%	10.8%
VC-2	73	95	99	4.0%	35.3%
VC-3	10	12	12	-1.1%	26.9%

Exceeding Pulses/Avg. LIS/Month	139.5	124.1	121.0	-2.5%	-13.3%
DLD Minutes/Avg. LIS/Month	57.7	72.1	70.5	-2.2%	22.2%
Fixed-Mobile Minutes/Avg. LIS/Month	39.6	40.7	40.8	0.2%	2.9%

[1]2Q02 exceeding local pulses were reclassified.

Exceeding Local Pulses	Exceeding local pulses in 3Q02 were stable in relation to 2Q02. This stability, compared to the 2,1% growth of the average lines in service, is explained by the profile of new subscribers, since the majority of them use only the monthly franchise of 100 pulses.

Another factor with impact in exceeding pulses is the sale of ADSL, because it reduces the number of dialed accesses to Internet connection. The counterpart of this loss of traffic is reflected in data communication revenue, which grew 21.4% in 3Q02.

Back to Contents

Domestic Long- Distance Traffic	DLD traffic remained stable in 3Q02 in relation to 2Q02, reaching 1.9 billion minutes.

DLD traffic/Avg. LIS/Month traffic dropped from 72.1 minutes in 2Q02 to 70.5 in 3Q02, reflecting the higher Brasil Telecom’s higher penetration in lower-income classes.

Graph 4: DLD Market Share

DLD Market Share	Brasil Telecom’s market share in the DLD intra-region segment grew 0.6 p.p., reflecting the higher number of corporate advertising campaigns, with the objective of reinforcing Brasil Telecom’s “14” DLD code.

Fixed-Mobile Traffic	Fixed-mobile traffic increased 2.3% in 3Q02, in relation to 2Q02,reflecting the 2.1% growth in the average plant in service.

Differently from what occurs in exceeding pulses and DLD calls, the penetration in lower income classes results in an increase of fixed-mobile traffic, once the pre-paid mobile plant is higher in these classes.

Back to Contents

FINANCIAL PERFORMANCE

REVENUE

Table 6: Consolidated Gross Operating Revenues

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

GROSS REVENUES	2,180.1	2,412.2	2,540.9	5.3%	16.6%

Local Service	1,018.5	976.8	1,064.7	9.0%	4.5%
Installation	17.9	8.6	7.1	-17.6%	-60.2%
Basic Subscription	628.0	616.6	682.7	10.7%	8.7%
Measured Service	339.7	321.1	345.6	7.6%	1.8%
Lease of Lines	2.2	1.5	1.0	-32.6%	-54.6%
Other	30.7	28.9	28.3	-2.4%	-7.9%

Public Telephony	12.2	88.8	86.6	-2.5%	607.5%

Long Distance Service	296.8	354.7	365.4	3.0%	23.1%
Intra-Sector	220.7	270.2	272.6	0.9%	23.5%
Intra-Region	75.9	84.3	92.6	9.8%	21.9%
Borderline	0.2	0.2	0.2	27.6%	20.1%

Fixed-Mobile Calls	454.6	544.4	563.0	3.4%	23.9%
VC1	387.0	450.0	464.0	3.1%	19.9%
VC2	59.3	82.9	87.2	5.2%	47.2%
VC3	8.3	11.5	11.8	2.4%	42.5%

Interconnection	208.1	195.8	181.5	-7.3%	-12.8%
Fixed-Fixed	164.5	152.5	139.1	-8.8%	-15.4%
Mobile-Fixed	43.6	43.3	42.4	-1.9%	-2.7%

Lease of Means	46.3	57.1	51.4	-10.0%	10.9%

Data Communication	85.7	117.2	142.3	21.4%	66.1%

Supplementary and Value Added Services	47.0	70.7	73.7	4.2%	56.9%

Other	10.9	6.6	12.3	87.4%	12.4%

Deductions	(602.8)	(674.3)	(720.0)	6.8%	19.4%
NET REVENUES	1,577.3	1,737.9	1,820.9	4.8%	15.4%

Graph 5: Gross Revenue Breakdown

2Q02 R$2,412 million	3Q02 R$2,541 million

Back to Contents

Local Service	Local service revenue grew 9.0% in 3Q02, due to the average tariff readjustment of 8.3% in the local service basket and to the growth of the average plant in service.

Installation revenue totaled R$7.1 million in 3Q02, resulting from the lower number of installation billed in the quarter. During 3Q02, 541 thousand lines were activated. In relation to this revenue, we must exclude 130 thousand address changes and 167 thousand alternative plans, free of installation fee. Therefore, 243 thousand installations generated revenue in 3Q02, compared to 253 thousand in 2Q02. In addition to the lower number of installations billed, installation average fee was reduced by 8.8%.

Basic subscription revenue reached R$682.7 million in the quarter, an increase of 10.7% in relation to R$616.6 millions in 2Q02. This variation is due to the increase of 1.1% in the average lines in service (excluding promotional plans that are free of or offer a discount in basic subscription), combined with an average readjustment of 14% in the residential basic subscription fee.

Measured services revenue reached R$345.6 million in 3Q02, a growth of 7.6% in relation to the registered in 2Q02, reflecting the increase of 7.95% in the local pulse tariff.

Other local service revenues were derived from address changes - R$9.7 million, local collect calls – R$15.9 million and rural telephony – R$2.7 million, which dropped 4.0%, 0.6% and 3.6% in 3Q02, respectively.

Public Telephony	Public telephony revenue reached R$86.6 million in 3Q02, a drop of 2.5% in relation to the registered in the previous quarter. This drop reflects the reduction of 10.4% in sold credits during the quarter, which reached 1.4 billion combined with a readjustment of 8.4% in the credit tariff.

The drop in sold credits is explained by the card inventories that retailers accumulated in June, advancing the tariffs readjustment.

Domestic Long Distance	The 3.0% increase in domestic long distance revenue in 3Q02 reflects mainly the 9.8% growth in the intra-region revenue, which is explained by the combination of the 0.6 p.p. gain in the market share in this segment with the average tariff readjustment of 4.97% in the DLD basket.

Fixed-Mobile	Fixed-mobile call revenue grew 3.4% in 3Q02, reaching R$563.0 million, resulting from higher fixed-mobile traffic in the quarter (+2,3%).

Interconnection	Interconnection revenue registered a drop of 7.3% in the quarter, resulting from the 7.5% drop in billed interconnection traffic. This drop reflects network expansion of the other operators in the Region II.

Lease of Means	In 3Q02, lease of means revenue was R$51.4 million, against R$57.1 million in the previous quarter, reflecting the drop of 9.8% in the average number of leased circuits during the quarter.

Back to Contents

Data communication	Data communication revenue reached R$142.3 million in the quarter, an increase of 21.4% in relation to 2Q02. As percentage of gross revenue, data communication revenue reached 5.6% against 4.9% in the previous quarter.

The improved performance in the quarter was due to the growth of:

	•	20.7% in the number of ADSL lines in service, totaling 108,4 thousand by the end of 3Q02;
	•	23.0% in the number of Dialnet accesses billed;
	•	18.5% in the number of Frame Relays in service; and
	•	24.4% in the number of IP accesses sold.

Graph 6: Data Communication Revenue

Supplementary and Value-Added Services	Supplementary and value-added services revenue increased 4.2% in 3Q02 to R$73.7 million, reflecting, mainly, the growth of 2.4% in activated intelligent services.

Activated intelligent services, among which virtual voice mail, follow-me, call waiting and caller ID are pointed out, totaled 3.9 million by the end of 3Q02, an increase of 3.7% in relation to the end of June. Considering the number of lines in service that have at least one intelligent service activated, the penetration of this service was 26.7% by the end of September, against 26.3% by the end of June.

Gross Revenue Deductions	Gross revenue deductions reached R$720.0 million in 3Q02, an increase of 6.8% in relation to 2Q02.

As a percentage of gross revenue, excluding interconnection and lease of means (revenues that do not apply the ICMS tax), deductions represented 31.1% in the quarter, stable in relation to the previous quarter.

NOR/Avg LIS/month	The net operating revenue/Avg. LIS/month registered in 3Q02 was R$66.8, an increase of 2.6% in relation to 2Q02.

Back to Contents

COSTS AND EXPENSES

Table 7: Consolidated Operating Costs and Expenses

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

NET REVENUES	1,577.3	1,737.9	1,820.9	4.8%	15.4%

Costs	(961.8)	(1,109.7)	(1,137.3)	2.5%	18.3%
Personnel	(45.3)	(45.5)	(31.2)	-31.3%	-31.1%
Materials	(23.5)	(23.3)	(17.6)	-24.8%	-25.2%
Subcontracted Services	(382.2)	(512.2)	(526.7)	2.8%	37.8%
Interconnection	(310.3)	(383.6)	(382.7)	-0.3%	23.3%
Other	(71.8)	(128.6)	(144.0)	12.0%	100.5%
Depreciation and Amortization	(460.8)	(471.5)	(487.3)	3.3%	5.7%
Other	(50.0)	(57.1)	(74.6)	30.6%	49.1%

GROSS PROFIT	615.5	628.3	683.6	8.8%	11.1%

Sales Expenses	(102.6)	(118.7)	(131.3)	10.7%	28.0%
Personnel	(35.1)	(27.5)	(28.8)	4.9%	-17.9%
Materials	(0.7)	(0.3)	(0.8)	190.4%	19.1%
Subcontracted Services	(65.1)	(85.7)	(101.1)	18.0%	55.3%
Advertising and Marketing	(32.5)	(23.3)	(36.5)	56.8%	12.2%
Other	(32.6)	(62.4)	(64.6)	3.5%	98.2%
Depreciation and Amortization	(1.0)	(0.9)	(1.0)	6.3%	-2.4%
Other	(0.6)	(4.3)	0.4	N.A.	N.A.

General and Administrative Expenses	(112.2)	(107.9)	(101.5)	-5.9%	-9.5%
Personnel	(30.6)	(29.8)	(29.2)	-2.1%	-4.5%
Materials	(0.9)	(0.6)	(0.7)	19.3%	-20.1%
Subcontracted Services	(75.7)	(73.0)	(65.6)	-10.1%	-13.4%
Depreciation and Amortization	(2.7)	(3.6)	(3.8)	5.5%	40.8%
Other	(2.3)	(0.9)	(2.2)	153.1%	-3.3%

Information Technology	(31.8)	(48.5)	(45.4)	-6.4%	42.8%
Personnel	(6.7)	(5.7)	(6.5)	13.1%	-2.4%
Materials	(0.5)	(0.3)	(0.2)	-34.6%	-64.3%
Subcontracted Services	3.7	(11.0)	(11.5)	3.8%	N.A.
Depreciation and Amortization	(7.3)	(14.8)	(17.1)	15.8%	132.9%
Other	(21.0)	(16.7)	(10.2)	-39.0%	-51.4%

Provisions and Losses	(79.2)	(74.8)	(78.4)	4.9%	-0.9%
Doubtful Accounts	(69.8)	(65.8)	(68.8)	4.6%	-1.3%
Contingencies	(9.4)	(8.9)	(9.6)	7.8%	2.2%

Lay-Offs	(37.9)	(3.1)	(0.2)	-94.9%	-99.6%

Other Operating Revenues (Expenses)	20.0	60.7	27.2	-55.3%	35.8%

OPERATING PROFIT BEFORE FINANCIAL
RESULTS	271.9	336.0	353.9	5.3%	30.1%

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

COSTS AND OPERATING EXPENSES	(1,305.4)	(1,401.9)	(1,467.0)	4.6%	12.4%
Personnel	(117.6)	(108.5)	(95.7)	-11.8%	-18.6%
Materials	(25.7)	(24.5)	(19.3)	-21.2%	-24.6%
Subcontracted Services	(176.4)	(275.0)	(285.6)	3.9%	61.9%
Interconnection	(310.3)	(383.6)	(382.7)	-0.3%	23.3%
Advertising and Marketing	(32.5)	(23.3)	(36.5)	56.8%	12.2%
Provisions and Losses	(79.2)	(74.8)	(78.4)	4.9%	-0.9%
Lay-Offs	(37.9)	(3.1)	(0.2)	-94.9%	-99.6%
Other	(54.0)	(18.3)	(59.4)	225.3%	10.1%
Depreciation and Amortization	(471.8)	(490.8)	(509.1)	3.7%	7.9%

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

COSTS AND OPERATING EXPENSES	(1,305.4)	(1,401.9)	(1,467.0)	4.6%	12.4%
(+) Depreciation and Amortization	471.8	490.8	509.1	3.7%	7.9%
(=) CASH COST	(833.6)	(911.2)	(957.9)	5.1%	14.%

Back to Contents

Graph 7: Costs and Operating Expenses Breakdown (Excluding Depreciation)

2Q02	3Q02
R$911 million	R$958 million

Net reduction of 349 employees in the quarter	Brasil Telecom had 5,773 employees at the end of September, against 6,122 at the end of June. The net reduction of 349 employees is a result of 489 dismissals and 140 admissions in the quarter.

Out of the total number of employees at the end of 3Q02, 29% were in network operations, 26% in commercial activities, 22% in administrative functions, 9% in information technology and 13% in expansion. In 2Q02, it was broken down as follows: 30% in network operations, 28% in commercial activities, 22% in administrative functions, 8% in information technology and 12% in expansion.

Personnel	Personnel costs and expenses dropped 11.8% in 3Q02, reaching R$95.7 million. The 489 lay-offs during 3Q02 generated costs with unemployment compensation of R$4.9 million, accounted for as personnel expenses, and R$0.2 million, accounted for as lay-off expenses.

The reduction of 11.8% in personnel costs and expenses reflects the conjunction of two factors:
• Lower costs with unemployment compensation (R$4.9 million in 3Q02 against R$14.9 million in 2Q02); and
• Drop of 10.0% in the average number of employees, from 6,612 in 2Q02 to 5,948 in 3Q02.

Productivity	Brasil Telecom reached a productivity ratio of 1,599 LIS/employee in 3Q02, representing an increase of 9.5% in relation to the presented in 2Q02. This improved performance reflects the net reduction of 349 employees in the quarter, combined with the growth of 3.2% in the plant in service.

Back to Contents

Graph 8: LIS/Employee

Materials	Material costs and expenses reached R$19.3 million in 3Q02, representing a drop of 21.2% in relation to the costs and expenses registered in 2Q02. This drop is a result of the lower public phone cards sales, due to the fact that retailers increased their inventories before tariff readjustment.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing,reached R$285.6 million in 3Q02,representing a growth of 3.9% in relation to 2Q02. However, its participation in net revenue dropped to 15.7% in the period, in relation to the 15.8% registered in 2Q02.

Interconnection	Interconnection costs totaled R$382.7 million in 3Q02, stable in relation to 2Q02. A drop of 7.8% occurred in the fixed-fixed interconnection costs, resulting from agreements with internet access providers and the partnership with iBEST. These agreements increase dialed internet access traffic that ends in Brasil Telecom’s network, reducing traffic unbalance with the mirror-company.

Losses with Accounts Receivable/Gross Operating Revenue stable at 2.7%	Losses with accounts receivable reached R$68.8 million. As a percentage of gross revenue, losses with accounts receivable reached 2.7%, stable in relation to 2Q02. This stability may be due to several actions implemented by Brasil Telecom, among which we highlight:
• Average of 82 thousand tele-notices/day during 3Q02; and
• By the end of September, 145 thousand pre-paid phones were in service. Such telephones are offered to the customers with credit problems, are available only in switching centers with idle capacity and are not subject of advertising campaign.

Back to Contents

	Graph 9: Losses with Accounts Receivable

Effective Losses	Effective losses in 3Q02 reached R$65.2 million in relation to the R$62.0 million in 2Q02. Therefore, effective losses accounted for 2.6% of gross revenue in 3Q02.

	Deducting the provision for doubtful accounts of R$156.6 million, Brasil Telecom net accounts receivable totaled R$1,519.9 million at the end of September 2002.

	Table 8: Gross Accounts Receivable

		Sep/01	Dec/01	Mar/02	Jun/02	Sep/02

	Total (R$ Million)	1,308.4	1,374.5	1,478.2	1,538.3	1,676.5
	Due	58.0%	56.5%	56.3%	57.7%	58.8%
	Overdue (up to 30 days)	20.3%	20.9%	18.3%	18.1%	17.7%
	Overdue (between 31-60 days)	6.8%	7.8%	9.1%	7.3%	5.6%
	Overdue (between 61-90 days)	4.6%	4.7%	4.7%	4.4%	4.3%
	Overdue (over 90 days)	10.2%	10.0%	11.6%	12.5%	13.5%

Other Costs and Operating Expenses	Other costs and operating expenses/revenues in 3Q02 were composed of R$86.6 million in expenses and R$27.2 million in revenues, resulting in net expenses of R$59.4 million.

	The revenues were mainly comprised of:
•	Fines related to the delay in the payment of bills totaling R$19.5 million.
•	Revenues with billing and collection totaling R$3.5 million.

The expenses were mainly comprised of:
•	Internet international connection amounting to R$26.7
•	Electric polls rental, totaling R$17.9 million.
•	Rental of domain ranges in highways to backbone passage in the amount of R$17.6 million.
•	Financial Lease of R$10.6 million.

Back to Contents

EBITDA

Table 9: EBITDA Margin – Gains and Losses

R$ Million	3Q01	Vertical	2Q02	Vertical	3Q02	Vertical	Var. Quarter	Var. 12 Months

GROSS REVENUES	2,180.1	138.2%	2,412.2	138.8%	2,540.9	139.5%	0.7 p.p.	1.3 p.p.
Local Service	1,018.5	64.6%	976.8	56.2%	1,064.7	58.5%	2.3 p.p.	-6.1 p.p.
Public Telephony	12.2	0.8%	88.8	5.1%	86.6	4.8%	-0.4 p.p.	4.0 p.p.
Long Distance Service	296.8	18.8%	354.7	20.4%	365.4	20.1%	-0.3 p.p.	1.2 p.p.
Fixed-Mobile Calls	454.6	28.8%	544.4	31.3%	563.0	30.9%	-0.4 p.p.	2.1 p.p.
Interconnection	208.1	13.2%	195.8	11.3%	181.5	10.0%	-1.3 p.p.	-3.2 p.p.
Lease of Means	46.3	2.9%	57.1	3.3%	51.4	2.8%	-0.5 p.p.	-0.1 p.p.
Data Communication	85.7	5.4%	117.2	6.7%	142.3	7.8%	1.1 p.p.	2.4 p.p.
Supplementary and Value Added Services	47.0	3.0%	70.7	4.1%	73.7	4.0%	0.0 p.p.	1.1 p.p.
Other	10.9	0.7%	6.6	0.4%	12.3	0.7%	0.3 p.p.	0.0 p.p.

Deductions	(602.8)	-38.2%	(674.3)	-38.8%	(720.0)	-39.5%	-0.7 p.p.	-1.3 p.p.
NET REVENUES	1,577.3	100.0%	1,737.9	100.0%	1,820.9	100.0%	–	–

COSTS & OPERATING EXPENSES	(833.6)	-52.8%	(911.2)	-52.4%	(957.9)	-52.6%	-0.2 p.p.	0.2 p.p.
Personnel	(117.6)	-7.5%	(108.5)	-6.2%	(95.7)	-5.3%	1.0 p.p.	2.2 p.p.
Materials	(25.7)	-1.6%	(24.5)	-1.4%	(19.3)	-1.1%	0.4 p.p.	0.6 p.p.
Subcontracted Services	(176.4)	-11.2%	(275.0)	-15.8%	(285.6)	-15.7%	0.1 p.p.	-4.5 p.p.
Interconnection	(310.3)	-19.7%	(383.6)	-22.1%	(382.7)	-21.0%	1.1 p.p.	-1.3 p.p.
Advertising and Marketing	(32.5)	-2.1%	(23.3)	-1.3%	(36.5)	-2.0%	-0.7 p.p.	0.1 p.p.
Provisions and Losses	(79.2)	-5.0%	(74.8)	-4.3%	(78.4)	-4.3%	0.0 p.p.	0.7 p.p.
Lay-offs	(37.9)	-2.4%	(3.1)	-0.2%	(0.2)	0.0%	0.2 p.p.	2.4 p.p.
Other	(54.0)	-3.4%	(18.3)	-1.1%	(59.4)	-3.3%	-2.2 p.p.	0.2 p.p.

EBITDA	743.7	47.2%	826.8	47.6%	863.0	47.4%	-0.2 p.p.	0.2 p.p.

EBITDA in 3Q02 totaled R$863 million	Brasil Telecom EBITDA totaled R$863.0 million in 3Q02, surpassing by R$36.2 million the amount registered in 2Q02, representing a growth of 4.4%.

EBITDA Margin	EBITDA margin reached 47.4% in 3Q02, stable in relation to 2Q02. The main accounts that impacted EBITDA margin were:

	•	Growth of 9.0% of local service revenue, which was mainly fueled by the increase of the average plant in service, combined with the average tariff readjustment of 8.30% in the local basket;
	•	Growth of 21.4% of data communication revenue;
	•	Drop of 11.8% in personnel expenses, reflecting the reduction of unemployment compensation costs and 10.0% in the average number of employees;
	•	Growth of 56.8% in advertising and marketing, due to the increase of corporate advertising campaigns.

Adjusted EBITDA	EBITDA in 3Q02 was adjusted by: (i) provisions for contingencies –R$9.6 million, (ii) unemployment compensation costs – R$4.9 million and (iii) lay-off expenses – R$0.2 million, totaling R$877.7 million, 4.9% higher than the obtained in 2Q02.

Calculating the EBITDA margin from the adjusted EBITDA, Brasil Telecom reached an adjusted EBITDA margin of 48.2% in 3Q02, compared to the 48.1% obtained in the previous quarter.

EBITDA/Avg. LIS/month	In 3Q02, EBITDA/Avg. LIS/month achieved R$31.7, 2.2% and 8.9% above the R$31.0 and R$29.1 recorded in 2Q02 and 3Q01, respectively.

Compared to 3Q01, EBITDA/Avg. LIS/month in 3Q02 presented a quarterly compound growth of 2.2%, which means that EBITDA growth was higher than the 2.3% compound growth in the average plant in service, reflecting Brasil Telecom’s improved operational performance.

Back to Contents

FINANCIAL RESULT

Table 10: Consolidated Financial Result
R$ million	2Q02	3Q02	Change in

Financial Revenue	59.7	64.9	8.7%
Local Currency	36.1	36.0	-0.1%
Foreign Currency	23.6	28.8	22.0%
Financial Expense	(218.3)	(262.9)	20.4%
Local Currency	(150.2)	(177.4)	18.1%
Foreign Currency	(68.1)	(85.6)	25.6%
Interest on Shareholders' Equity	(40.0)	(114.6)	186.5%

Financial Result	(198.6)	(312.7)	57.4%

Financial Revenue	Financial revenue in foreign currency increased 22.0% in 3Q02 to R$28.8 million, reflecting mainly the gain with swap contracts.

Financial Expense	The higher financial expense in foreign currency reflects the increase in losses with exchange variation, due to the devaluation of the real in relation to the dollar in the quarter.

Interest on Shareholders’ Equity	The interest on shareholders’ equity of R$114.6 million accounted for as financial result in 3Q02, refer to the credit relative to fiscal year 2002, approved in the Brasil Telecom S.A.’s Board of Directors Meeting held on March 27, 2002.

On a meeting held on October 30th, 2002, Brasil Telecom S.A.’s Board of Directors approved the complementary credit of interest on shareholders’ equity relative to fiscal year 2002. The amount credited was R$50 million.

As of October 30th, 2002, Brasil Telecom credited a total of R$284.7 million in interest on shareholders’ equity, relative to fiscal year 2002. Payment shall be established in the General Shareholders' Meeting of 2003.

Table 11: Interest on Shareholders’ Equity Credited in 2002

Date of Deliberation	Date of Credit	Brazilian "Ex-Date"	Total Amount Credited (R$)	Gross Amount per 1,000 Shares (R$)	Net Amount per 1,000 Shares (R$)

3/27/2002	3/31/2002	4/10/2002	80,056,000	0.149116544573	0.126749062887
3/27/2002	5/31/2002	5/31/2002	40,000,000	0.074492493818	0.063318619745
3/27/2002	8/30/2002	9/6/2002	114,594,000	0.213298691236	0.181303887551
10/30/2002	10/31/2002	11/12/2002	50,000,000	0.093120621072	0.079152527911

OTHER ITEMS

Amortization of Reconstituted Goodwill	In 3Q02, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow), accounted for as non-operating expenses.

Back to Contents

NET EARNINGS

Net earnings grew 14.9% in 3Q02 compared to 2Q02, totaling R$104.2 million (R$0.1932/1,000 shares). Comparing with the same period of 2001, net earnings grew 30.4%.

Net earnings/ADR reached US$0.1550, a drop of 13.4% compared to 2Q02, reflecting the growth of 14.9% in net earnings combined with the real devaluation.

BALANCE SHEET

Table 12: Consolidated Balance Sheet

R$ Million	Jun/02	Sep/02

CURRENT ASSETS	2,448.1	2,625.1

Cash and Equivalents	524.5	589.3
Accounts Receivables (Net)	1,385.4	1,519.9
Recoverable Taxes	326.4	321.4
Other Recoverable Amounts	166.9	133.7
Inventory	4.1	5.4
Other	40.7	55.5

LONG TERM ASSETS	1,035.9	1,048.5

Loans and Financing	5.4	7.0
Deferred and Recoverable Taxes	646.4	636.1
Other	384.0	405.4

PERMANENT ASSETS	10,750.8	10,536.5

Investment (Net)	79.3	79.9
Property, Plant and Equipment (Net)	10,132.9	9,887.6
Property, Plant and Equipment (Gross)	23,334.5	23,544.9
Accumulated Depreciation	(13,201.6)	(13,657.3)
Deferred Assets (Net)	538.6	569.0

TOTAL ASSETS	14,234.7	14,210.1

CURRENT LIABILITIES	2,310.8	2,262.9

Loans and Financing	579.4	552.9
Suppliers	913.7	783.7
Taxes and Contributions	314.6	335.8
Dividends Payable	185.0	262.8
Provisions	96.7	94.1
Salaries and Benefits	65.3	68.7
Consignment for Third Parties	80.8	85.1
Other	75.2	79.8

LONG TERM LIABILITIES	5,014.8	5,048.8

Loans and Financing	3,878.6	3,881.2
Provisions	783.7	790.1
Taxes and Contributions	288.8	326.7
Other	63.7	50.7

DEFERRED INCOME	10.1	9.6

SHAREHOLDERS' EQUITY	6,899.0	6,888.8

Capital Stock	3,335.8	3,335.8
Capital Reserves	1,607.8	1,607.9
Profit Reserves	251.2	251.2
Retained Earnings	1,758.3	1,740.8
Treasury Shares	(54.0)	(46.9))

TOTAL LIABILITIES	14,234.7	14,210.1

Back to Contents

INDEBTEDNESS

Table 13: Indebtedness

R$ Thousand	Currency	Cost	Maturity	% Total	Balance Sep/02

Short Term				12.5%	552,949
Private Debenture (BRP)	R$	CDI	Jul/2006		38,747
Inter Company	US$	1.75% p.a.	Jul/2014		11,798
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		321,037
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		77,742
BNDES	R$	3.85% p.a. + 8.96% p.a.	Nov/2007		18,151
BRDE	R$	IGP-M+12.0% p.a.	Sep/2006		4,832
Public Debenture	R$	109% CDI	May/2004		39,399
Financial Institutions I	US$	15.50% p.a.	Jun/2002-Jun/2003		40,943
Financial Institutions II	US$	Lib6 + 4.0% p.a.	Jun/2002-Mar/2006		16,783
Financial Institutions III	US$	Lib6 + 2.4% p.a.	Dec/2005		14,532
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	Jul/2008-Jul/2010		14,773
Suppliers	R$	Lib6 + 11.0% p.a.	Nov/2002		102
Suppliers I	R$	19.56% p.a.	Oct/2002		864
Suppliers II	US$	Lib3 + 2.95% p.a.	Jun/2007		460
Suppliers III	US$	1.75% p.a.	Feb/2014		347
Hedge Adjustment					(47,563)
Long Term				87.5%	3,881,214
Private Debenture (BRP)	R$	CDI	Jul/2006		1,300,000
Inter Company	US$	1.75% p.a.	Jul/2014		119,998
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		1,383,837
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		298,586
BNDES	R$	3.85% p.a. + 8.96% p.a.	Nov/2007		71,330
BRDE and Others	R$	IGP-M+12.0% p.a.	Sep/2006		18,330
Public Debenture	R$	109% CDI	May/2004		500,000
Financial Institutions II	US$	Lib6 + 4.0% p.a.	Jun/2002-Mar/2006		41,730
Financial Institutions III	US$	Lib6 + 2.4% p.a.	Dec/2005		34,778
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	Jul/2008-Jul/2010		106,627
Suppliers II	US$	Lib3 + 2.95% p.a.	Jun/2007		2,991
Fornecedores III	US$	1.75% p.a.	Feb/2014		3,011
Total Debt				100.0%	4,434,163

Total Debt	At the end of September 2002, the total consolidated debt of Brasil Telecom was R$4.4 billion, stable in relation to end of the June.

Average cost of the debt	At the end of September 2002, the consolidated debt of Brasil Telecom had an average cost of 15.73% p.a. and an average term of approximately 56 months.

Net Debt	Net debt totaled R$3,844.9 million, practically stable in relation to June Excluding the inter-company loan and the private debentures with Brasil Telecom Participaçoes, the net debt at the end of September was R$2,374.4 million.

Debt with Long Term Profile	At the end of the third quarter of 2002, 87.5% of the total debt was allocated in the long term, presenting the following amortization schedule:

Back to Contents

Table 14: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2003	3.3
2004	35.2
2005	22.2
2006	25.1
2007 and after	14.2

Debt in Dollar	In September, the dollar denominated debt totaled R$408.8 million (R$361.2 million net of hedge). As a percentage of total debt, the dollar denominated debt represented 9.2% (8.1% net of hedge) against 7.0% (6.6% net of hedge) at the end of June, resulting from the Real devaluation of 32.7% in relation to the US dollar in 3Q02.

Brasil Telecom had hedge for 38.1% for the indebtedness in dollar, being all debt with due term until December 2003 hedged against exchange variation.

Financial Leverage	On September 30th, 2002 Brasil Telecom’s financial leverage, represented by the net debt (excluding the debt with the holding company)/shareholders’ equity,was 34.5%.

Debenture issuance	On November 4th, 2002, Brasil Telecom S.A.’s Board of Directors approved the issuance of a R$400 million non-convertible debentures to finance the company’s 2003 investment program. The issuance is expected to be on December 1st, 2002, with a 2-year maturity and cost equivalent to 109% of the CDI (inter-bank rate).

INVESTMENT IN PERMANENT ASSETS

Table 15: Investment in Permanent Assets Breakdown

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in12 Months

Network	494.5	224.9	162.1	-27.9%	-67.2%
Access Network	198.4	10.6	18.4	73.0%	-90.7%
Switching	62.5	66.0	44.7	-32.3%	-28.4%
Transmission	116.0	25.2	12.5	-50.3%	-89.2%
Data and Intelligent Network	44.7	56.4	50.8	-10.0%	13.6%
Infra-Structure	73.0	66.6	35.7	-46.4%	-51.1%
Public Telephony	(4.0)	2.0	1.7	-15.1%	-142.6%
Expansion Personnel	28.0	25.7	21.9	-14.9%	-21.8%
Information Technology	82.7	88.9	68.3	-23.2%	-17.4%
Other Investment in Permanent Assets	22.7	13.7	28.2	106.4%	24.2%

Total Investment in Permanent Assets	623.9	355.1	282.2	-20.5%	-54.8%

Expansion Financial Expenses	93.3	33.4	49.6	48.6%	-46.8%
Other	-	8.2	-	N/A	N/A

Total	717.2	396.7	331.8	-16.4%	-53.7%

Investments	Brasil Telecom invested R$331.8 billion in 3Q02, being 48.9% in the modernization and expansion of the plant. The drop of 27.9% of the investments in network and, consequently, in total investments, is in line with the accomplishment of the obligations established in the company’s concession contracts.

Back to Contents

CASH FLOW

Table 16: Consolidated Cash Flow

R$ Million	1Q02	2Q02	3Q02

OPERATING ACTIVITIES
(+) Net Income of the Period	64.1	90.6	104.2
(+) Items with no Cash Effects	827.8	734.4	820.0
Depreciation and Amortization	482.2	490.8	509.1
Losses with Accounts Receivable from Services	59.6	58.5	59.0
Provision for Doubtful Credits	5.5	3.8	3.6
Provision for Contingencies	14.2	7.9	7.1
Deferred Taxes	9.2	11.1	11.4
Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0
Result from the Write-off of Permanent Assets	13.1	3.5	7.8
Financial Expenses	131.5	172.6	213.8
Other Expenses/Revenues with no Cash Effects	81.5	(44.9)	(22.9)
(-) Equity Changes	334.5	68.0	153.0
(=) Cash Flow from Operating Activities	557.4	757.0	771.2

INVESTMENT ACTIVITIES
Financial Investments	(0.7)	(2.0)	(5.5)
Investment Suppliers	(82.4)	(211.6)	(102.9)
Funds from Sales of Permanent Assets	3.7	4.9	6.7
Investments in Permanent Assets	(415.0)	(355.1)	(282.2)
Other Investment Flows	10.0	10.0	(13.0)
(=) Cash Flow from Investment Activities	(484.4)	(553.9)	(396.9)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(0.8)	(161.3)	(26.9)
Loans and Financing	(199.3)	278.0	(282.3)
Loans Obtained	3.7	522.0	6.1
Loans Paid	(32.3)	(168.0)	(125.2)
Interest Paid	(170.8)	(76.0)	(163.2)
Increases in Shareholders' Equity	(0.0)	0.1	0.1
Other Financing Flows	-	0.5	(0.5)
(=) Cash Flow from Financing Activities	(200.1)	117.3	(309.6)

CASH FLOW OF THE PERIOD	(127.2)	320.4	64.7

Cash and Cash Equivalents - current balance	204.1	524.5	589.3
Cash and Cash Equivalents - previous balance	331.4	204.1	524.5
Variation in Cash and Cash Equivalents	(127.2)	320.4	64.7

Cash flow in 3Q02 was R$64.7 million	Brasil Telecom operating activities generated R$771.2 million in 3Q02, while investment activities consumed R$369.9 million, being R$282.2 million in Permanent Assets. Cash flow from financial activities was negative in R$309.6 million, resulting in a cash flow of R$64.7 million in 3Q02. Cash position at the end of September was R$589.3 million.

Back to Contents

EVA

	The EVA (Economic Value Added) is a financial management system that aligns the company’s processes, integrating them with the company’s strategy, with the objective of creating value to shareholders.

	The EVA objective is to maximize the value created by the company, through a cultural change, making its managers think, act and be rewarded as shareholders. It is the called Value Based Management –VBM.

	The EVA represents the economic profit after all operating expenses, including the cost of capital spent in the operation.

	It is important to highlight that what matters in the EVA measure is not its absolute value, but its variation from one period to another. When the performance of one year improves in relation to the previous one, it means that there was value creation to shareholders.

Value creation reaches R$223 million in the year	In the first nine months of 2002, Brasil Telecom had an EVA improvement of R$223.1 million, in relation to the same period of 2001.

	Table 17: EVA

	R$ Million	9M01	9M02	Change in

	NOPAT	441.9	751.5	70.1%

	Average Capital	10,238.0	11,146.3	8.9%
	Annual Cost of Capital	21.3%	20.6%	-0.7 p.p.
	(-) CAPITAL CHARGE	1,635.5	1,722.1	5.3%

	(=) EVA	(1,193.7)	(970.6)	-18.7%

	EVA IMPROVEMENT	-	223.1	-

Back to Contents

CORPORATE GOVERNANCE

The best company of the sector in Corporate Governance	In a research held by Institutional Investor magazine and published in the Brazilian September 2002 edition, Brasil Telecom was elected the best company of the Brazilian telecommunication sector in Corporate Governance. The opinion of 132 institutional investors and Brazilian pension fund managers was considered and indicated the best Corporate Governance companies of each sector.

“Troféu Transparência Finalista” (Finalist Transparence Award)	Brasil Telecom was granted the “Finalist Transparence Award”, an award offered by the Brazilian Association of Finance, Administration and Accounting Executives – ANEFAC, by the Foundation Institute of Accounting, Actuarial and Financial Research –FIPECAFI and by SERASA (credit rating agency).

The award is granted to companies selected among the 500 largest and best private companies in Brazil in the areas of trading, industry and services (except financial services) and the 50 largest government-owned companies.

This recognition ratifies Brasil Telecom’s commitment with transparency, quality and information consistency.

STOCK MARKET

Shares Buyback Program	On a meeting held on October 1st, 2002, Brasil Telecom S.A.’s Board of Directors approved a Preferred Shares Buyback Program issued by the Company, to be kept in treasury and later alienation or canceling. According to the Program, the Company can acquire up to 18,078,192,281 preferred shares, which represents 10% of the total preferred shares in the market. On September 30th, 2002, Brasil Telecom had 1,860,870,028 preferred stocks in treasury.

Table 18: Stock Performance

		Performance
	Closing Price
	as of				Since
	Sep/30/02	In 3Q02	In 2002	12 months(1)	Privatization(2)

Common Shares (BRTO3) (in R$/1,000 shares)	9.70	3.2%	-7.6%	21.3%	51.3%
Preferred Shares (BRTO4) (in R$/1,000 shares)	10.85	-4.0%	-17.8%	10.7%	8.7%
ADR (BTM) (in US$/ADR)	8.35	-28.9%	-53.0%	-50.8%	-
Ibovespa (points)	8,623	-22.6%	-36.5%	-18.9%	-18.2%
Itel (points)(3)	444	-14.0%	-33.5%	-9.4%	-
IGC (points)(4)	792	-19.6%	-21.7%	-2.7%	-
Dow Jones (points)	7,592	-17.9%	-25.1%	-14.2%	-14.8%

(1)	Performance of the ADR since the listing in the NYSE, on November 16, 2001.
(2)	Since the Telebrás System's Privatization Auction, on July 29th, 1998.
(3)	Telecom Index, created on January 2002 with a base of 1,000 points for December 30th, 1999.
(4)	Index of Stocks with Differentiated Corporate Governance.

Back to Contents

Graph 10: Stock Performance in 3Q02– Bovespa and NYSE
(Base 100 = June 28, 2002)

Table 19: Participation in Indexes

	Ibovespa		Itel		IGC

	May/Aug	Sep/Dec	May/Aug	Sep/Dec	May/Aug	Sep/Dec

BRTO3	-	-	-	-	0.2292%	0.1230%
BRTO4	2.7670%	2.6680%	8.9470%	9.5340%	5.1576%	4.8930%

SHAREHOLDERS STRUCTURE

Table 20: Shareholders Structure

Sep 2002	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	237,982,221,101	97.7%	114,787,167,580	38.8%	352,769,388,681	65.4%
ADR	-	-	13,267,917,000	4.5%	13,267,917,000	2.5%
Treasury	-	-	1,860,870,028	0.6%	1,860,870,028	0.3%
Other	5,581,908,967	2.3%	165,653,135,790	56.0%	171,235,044,757	31.8%

Total	243,564,130,068	100.0%	295,569,090,398	100.0%	539,133,220,466	100.0%

Jun 2002	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	237,982,221,101	97.7%	114,787,167,580	38.8%	352,769,388,681	65.4%
ADR	-	-	12,879,435,000	4.4%	12,879,435,000	2.4%
Treasury	-	-	2,124,861,494	0.7%	2,124,861,494	0.4%
Other	5,581,908,967	2.3%	165,777,626,324	56.1%	171,359,535,291	31.8%

Total	243,564,130,068	100.0%	295,569,090,398	100.0%	539,133,220,466	100.0%

Back to Contents

RECENT DEVELOPMENTS

Telecom Italia	Telecom Italia has reduced its stake in Solpart Participações S.A. voting capital (holding of Brasil Telecom Participações S.A.), transferring 18.3% of its common shares to Techold and Timepart. Therefore, Telecom Italia’s stake in Solpart voting capital dropped from 37.3% to 19.0%, and Techold and Timepart stakes increased to 19.0% and 62.0%, respectively. Changes were made to Solpart’s Shareholders’ Agreement, and Telecom Italia political rights were temporarily suspended, to reflect the aforementioned changes. There was no direct or indirect alienation of the control of Brasil Telecom Participações S.A. (holding of Brasil Telecom S.A.), and Solpart’s stake in the capital of that company remained unchanged.

Picture 1: Brasil Telecom’s Corporate Structure

Changes in the Organization	On September 10th, 2002, Brasil Telecom S.A.’s Network Director, Mr. Sergio Leo, submitted a letter of resignation to the Company. Upon Mr. Sergio Leo’s request, the company’s Directors, in the Board meeting of October 1st, 2002, elected Mr. Francisco Aurélio Sampaio Santiago for the position.

On September 11th, 2002, directors Ludgero José Pattaro and José de Lorenzo Messina and their respective alternate directors, Messrs. Rogério Cruz Themudo Lessa and Altamiro Boscoli, resigned.

Back to Contents

The current Board of Directors was elected in the General Shareholders’ Meeting held on April 29th, 2002 and shall remain in office until the General Shareholders’ Meeting of 2005.

Table 21: Board of Directors

Member	Alternate

Eduardo Seabra Fagundes (President)	João Eduardo de Villemor Amaral Ayres
Marcio Koch Gomes dos Santos	Norberto Aguiar Tomaz
Ricardo Wiering Barros	Eduardo Penido Monteiro
Eduardo Cintra Santos	Marcos Nascimento Ferreira
Francisco Ribeiro de Magalhães Filho	Antonio Cardoso dos Santos

Certification of Compliance for Collection, Registration, Billing, and Invoicing Processes	On September 12th, 2002, Brasil Telecom renewed its Certification of Compliance for Collection, Registration, Billing, and Invoicing Processes. This certificate is part of Anatel’s requirement and was issued by BVQI, a company based in France. The certification shows that all Brasil Telecom customers receive their phone bills with the guarantee of an efficient and effective billing system.

Brasil Telecom launches three new broadband products	On October 15th, 2002, Brasil Telecom announced the launching of three new products geared to the broadband market. The news was presented in the end of October at Futurecom 2002, an annual trade show that gathers the most representative companies in the telecommunications industry.

One of the new products is the Turbo Video, which enables customers to access the Internet, use the phone, and watch videos with DVD quality (on TV or on the computer) through a single ADSL connection. With the Turbo Video, users can access, through the phone line, both entertainment (films, shows, TV programs) and educational content, which also enables e-learning and telemedicine applications.

Another Brasil Telecom’s new product is the Turbo Wireless, which enables high-speed wireless Internet access. With only one card inserted in the laptop, customers can access the Internet or their companies’ private networks in airports, hotels, shopping malls, or from anywhere else where the service is available.

The third news is Vetor, a broadband solution for the corporate market that offers multimedia applications for virtual private networks (IPVPN). With Vetor, companies can reduce their costs by up to 20% and obtain bandwidth 5 to 10 times larger than traditional data transmission solutions.

Abrasca Award – Best 2001 Annual Report	On a ceremony held on October 29th, at Bovespa’s headquarters, Brasil Telecom won second place for the Abrasca Award – Best Annual Report – 2002 Edition. From a maximum score of 100 points, Brasil Telecom’s 2001 Annual Report scored 95, surpassing by 11 points the 2000 Annual Report, which won fifth place.

This Award recognizes Brasil Telecom’s commitment to continuously improve the information released to the market.

Back to Contents

Executive of the Year Award	Carla Cico, Brasil Telecom S.A.’s CEO, was chosen Executive of year, award granted by ANEFAC, being the first woman to receive this award. ANEFAC established the ‘Executive of the Year’ award in 1985, with the objective of recognizing executives with corporate participation, dedication and leadership attributes.

Factors that contributed to the choice include Brasil Telecom’s finalist position for the 2002 Transparency Trophy and the Company’s initiatives in sporting, cultural and social events, which contribute to the development of the country.

Back to Contents

MAIN INDICATORS

Table 22: Evolution of Operating and Financial Indicators

PLANT	3Q01	4Q01	1Q02	2Q02	3Q02

Lines installed (thousand)	9,864	10,015	10,442	10,505	10,544
Additional lines installed (thousand)	26	151	427	63	40

Lines in service - LIS (thousand)	8,368	8,638	8,855	8,940	9,228
Residential (thousand)	6,046	6,281	6,489	6,529	6,695
Non-residential (thousand)	1,529	1,540	1,538	1,530	1,556
Public phones (thousand)	273	286	290	291	290
Pre-paid (thousand)	-	-	-	59	145
Other (including PBX) (thousand)	520	531	538	531	542
Additional lines in service (thousand)	157	270	217	85	288
Average lines in service (thousand)	8,290	8,503	8,746	8,897	9,084

Utilization rate	84.8%	86.3%	84.8%	85.1%	87.5%

Teledensity (LIS/100 inhabitants)	20.9	21.5	22.0	22.0	22.6

ADSL lines sold (thousand)	25.8	40.6	65.1	101.5	118.3
ADSL lines in service (thousand)	21.7	34.4	54.8	89.8	108.4

TRAFFIC	3Q01	4Q01	1Q02	2Q02	3Q02

Exceeding local pulses (million)	3,469	3,493	3,153	3,312	3,298

Domestic long distance - DLD (million minutes)	1,435	1,424	1,647	1,924	1,922

Fixed-mobile (million minutes)	986	1,074	1,023	1,086	1,111
VC-1 (million minutes)	903	990	938	979	1,001
VC-2 (million minutes)	73	74	74	95	99
VC-3 (million minutes)	10	10	10	12	12

PRODUCTIVITY	3Q01	4Q01	1Q02	2Q02	3Q02

Nº of employees	9,451	7,877	7,101	6,122	5,773
Average nº of employees	9,946	8,664	7,618	6,612	5,948
LIS/employee	885	1,097	1,247	1,460	1,599

Net revenue/average nº of employees/month (R$ thousand)	52.9	62.9	71.7	87.6	102.1
EBITDA/average nº of employees/month (R$ thousand)	24.2	29.7	32.3	41.7	48.4
Net earnings/average nº of employees/month (R$ thousand)	2.7	7.4	2.8	4.6	5.8

Exceeding local pulses/average LIS/month	139.5	136.9	120.2	124.1	121.0
DLD minutes/average LIS/month	57.7	55.8	62.8	72.1	70.5
Fixed-mobile minutes/average LIS/month	39.6	42.1	39.0	40.7	40.8

Net revenue/average LIS/month (R$)	63.4	64.1	62.4	65.1	66.8
EBITDA/average LIS/month (R$)	29.1	30.2	28.1	31.0	31.7
Net earnings/average LIS/month (R$)	3.2	7.6	2.4	3.4	3.8

QUALITY	3Q01	4Q01	1Q02	2Q02	3Q02

Quality goals achieved	34/35/34	34/35/35	33/33/32	33/35/35	35/35/35

Digitization rate	96.5%	97.3%	98.3%	98.7%	98.8%

PROFITABILITY	3Q01	4Q01	1Q02	2Q02	3Q02

EBITDA margin	45.8%	47.2%	45.0%	47.6%	47.4%

Net margin	5.1%	11.8%	3.9%	5.2%	5.7%

Return on equity - ROE	1.1%	2.8%	0.9%	1.3%	1.5%

CAPITAL STRUCTURE	3Q01	4Q01	1Q02	2Q02	3Q02

Cash and cash equivalents	327	331	204	525	589

Total debt (R$ million)	3,853	4,035	3,977	4,458	4,434
Short term debt	9.4%	13.2%	14.2%	13.0%	12.5%
Long term debt	90.6%	86.8%	85.8%	87.0%	87.5%

Net debt (R$ million)	3,526	3,704	3,773	3,934	3,845

Debt with BRP (inter-company + debenture) (R$ million)	1,379	1,485	1,419	1,495	1,471
Net debt excluding debt with BRP (R$ million)	2,147	2,219	2,354	2,439	2,374

Shareholders’ equity (R$ million)	7,236	6,864	6,848	6,899	6,889

Net debt/shareholders’ equity	48.7%	54.0%	55.1%	57.0%	55.8%
Net debt excluding debt with BRP/shareholders’ equity	29.7%	32.3%	34.4%	35.3%	34.5%

Back to Contents

NEXT EVENTS
Conference Call: 3Q02 Results
Phone: (1 719) 457-2600
Date: November 8th (Friday)
Time: 9 a.m. Eastern time

ABAMEC–CO: 3Q02 Results
Place:	Bonaparte Hotel Residence – Salão Ouro
Setor Hoteleiro Sul – Quadra 2, Bloco J – Brasília, Brazil
Date: November 20th (Wednesday)
Time: 5 p.m. Brasília time

IR CONTACTS

Renata Fontes	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Shay Chor	Phone: (55 61) 415-1291	shay@brasiltelecom.com.br
Flávia de Oliveira	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br

MEDIA CONTACTS

Ivette Almeida	Phone: (1 212) 983-1702	ivette.almeida@annemcbride.com

This document contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2002

BRASIL TELECOM S.A.

By: /s/ Carla Cico
Name: Carla Cico
Title: President and Chief Executive Officer